LIMITED LIABILITY COMPANY AGREEMENT
FOR
Regression Film, LLC

This Limited Liability Company Agreement (hereinafter referred to as the "Agreement") is made on this 28th day of July, 2023, to be effective as of the day of filing the Certificate of Formation with the Delaware Secretary of State, by and between Melissa Vitello, Stacy Snyder, and Bryan Ricke (hereinafter referred to collectively as the "Members" and individually as a "Member") and Regression Film, LLC, a Delaware limited liability company (hereinafter referred to as "Company").

PREAMBLE

A.   Whereas, the parties to this Agreement desire to form a limited liability company for the purpose hereinafter set forth; and

B.   Whereas, by entering into this Agreement the parties desire to provide for (I) the purpose for which the Company is formed; (ii) the division of the Company's net profits and net losses; (iii) the restrictions on the disposition of Company property and Company interests; (iv) the management of the Company's business, (v) the duration of the Company's existence; and (vi) various other matters relating to the Company.

NOW, THEREFORE, in consideration of the premises and the mutual promises, covenants and agreements contained in this Agreement, the parties hereto, intending to be legally bound hereby, agree to form a limited liability company under the laws of the State of Delaware in accordance with the following terms and conditions:

ARTICLE I. FORMATION AND PURPOSE

1.1   <u>Governing Law and Government Filings</u>. The Company shall be formed in accordance with and shall be governed by Delaware Limited Liability laws, except to the extent that the laws permit variation by agreement of the parties and this Agreement provides for such variations.   On or after the execution of this Agreement, the Members shall cause a Certificate of Formation that complies with the requirements of the laws to be properly filed with the Office of the Secretary of State for the State of Delaware (hereinafter referred to as the "Certificate") and shall execute such further documents and take such further action as is necessary or appropriate from time to time to comply with the requirements for the formation and operation of a limited liability company in the State of Delaware and in all other jurisdictions where the Company conducts its business.

1.2   <u>Name</u>. The name of the Company shall be Regression Film, LLC.

1.3   <u>Purpose of the Company</u>. The purpose and business of the Company shall be to engage in any lawful business activity to create, promote, and sell feature film with a working title of "Regression" and to conduct such other activities as may be necessary or appropriate to promote the business of the Company. The Company may exercise all the powers and privileges either granted or limited under the Act.

1.4   <u>Registered Agent</u>. Nat Smith shall be known as the "Registered Agent" with a mailing address of 8 The Green Suite B Dover, DE 19901. The Registered Agent shall hold the rights and responsibilities granted to them allowed under state law.

1.5   <u>Principal Place of Business</u>. The Company's principal place of business shall be located at 7532 North Claybeck Ave Burbank, CA 91505, or at such other place as the Members may select from time to time.

1.6   <u>Expenses of Formation</u>. The Company shall bear the expenses incident to its formation. Each Member shall bear his own personal expenses, if any, incurred in connection with his decision to enter into this Agreement.

ARTICLE II. TERM

2.1   <u>Term</u>. The term of the Company shall commence on the effective date of the filing of the Certificate with the Office of the Secretary of State of the State of Delaware and shall be perpetual.

ARTICLE III. CAPITAL CONTRIBUTIONS AND COMPANY INTERESTS

3.1   <u>Company Capital</u>. The capital of the Company shall be the aggregate sum of the capital contributions made by the Investors to the Company in the manner provided for in Investors individual Financing Agreements. Investor contributions, rights, and caps are listed in Investor Structure (Exhibit A).

3.2   <u>Initial Capital Contribution</u>. No Member of the Company is required to contribute initial capital in the form of cash.

3.3   <u>Payment of Contributions</u>.   Each Investor's capital contribution shall be made by delivering it to the Company according to their Financing Agreement.

3.4   <u>Company Interest</u>. For purposes of this Agreement, the term "Company interest" shall mean each Member's share of the Company's net profits and net losses, the right to receive distributions of Company property and the rights, powers and liabilities of a Member as defined and described in the Act and this Agreement. The nature of a Company interest shall be personal property for all purposes.

3.5   <u>Percentage of Company Voting Interests</u>. The Company interest of the Members shall be represented by a total of Three Thousand (3,000) Company Units, divided as follows: One Thousand Five Hundred (1,500) Company Voting Units (hereinafter referred to as the "Voting Units") and One Thousand Five Hundred (1,500) Company Non-Voting Units (hereinafter referred to as the "Nonvoting Units"). With respect to Voting Units of the Company each Member shall be entitled to one vote per Voting Unit owned. The Non-Voting Units shall have no voting rights attached to them and each member holding the Non-Voting Units shall not be entitled to vote on any Company matter unless otherwise provided herein. Each Member's initial Company interest shall be equal to the number of Units set forth below:

<u>Name of Members</u>	<u>No. of Voting Units</u>
Melissa Vitello	500
Stacy Snyder	500
Bryan Ricke	500
TOTAL:	1,500

<u>Name of Members</u>	<u>No. of Non-Voting Units</u>
Melissa Vitello	500
Stacy Snyder	500
Bryan Ricke	500
TOTAL:	1,500

Each Member's Company interest at any given time shall be calculated on the basis of the number of Units owned by that Member to the total number of Units owned by all of the Members. The Members holding the Voting Units are hereinafter referred to as the "Voting Member" and the Members holding the Non-Voting Units are hereinafter referred to as the "Non-Voting Members".

a. <u>Voting on Company Matters.</u> All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Picture, including, but not limited to, the production, distribution and exploitation of the Picture shall be made mutually by the Voting Members. If unanimous agreement cannot be reached by Voting Members, a majority rule will determine the course of action. Voting must be on individual company matters, combining matters into one vote is not permitted.

b. <u>Voting Timeline.</u> Members must vote on any disagreements within ten (10) business days of initially discussing the company matter, with the majority vote ruling. The vote can be made verbally with all Voting Members present in person, on a phone call, or on a video call, or written via email in a message to all Voting Members. If a Voting Member has not submitted a vote by the end of the tenth (10th) day, the Voting Member relinquishes their right to vote on the matter.

    c. <u>Voting In Good Faith.</u> The Members agree not to use this process to prevent the production or development of any project or to frustrate the purpose of the Company.

    3.6 <u>Form of Contributions</u>. Unless specified otherwise in this Agreement, all capital contributions made by a Member to the Company shall be made in the form of cash. No capital contributions shall be made by a Member to the Company in property other than cash, unless specifically agreed to in writing by a majority in interest of the Members, which writing shall: (a) identify the property to be contributed; (b) state the fair market value of the property on the date of contribution; (c) state the amount and nature of all liabilities secured by the property and the extent, if any, to which the Company shall assume or take subject to any of those liabilities; and (d) state the adjusted basis of the property for federal income tax purposes in the hands of the contributing Member immediately prior to its contribution. The Members hereby consent to the contribution by them of the property identified in Paragraph 3.2 of this Agreement.

    3.7 <u>Additional Capital Contributions</u>. No Member shall be required to make any further or additional capital contributions to the Company, except as required by the Act or this Agreement. No Member shall have the right to make additional capital contributions to the Company, except with the prior written consent of a majority in interest of the Members.

    3.8 <u>Use of Contributions</u>. The aggregate of all capital contributions to the Company shall be available to the Company to carry out the purposes of the Company.

    3.9 <u>Ownership of Property</u>. All Company property, whether real or personal, tangible or intangible, shall be owned by the Company. No Member shall have any interest in any specific Company property.

    3.10 <u>No Right of Partition</u>. Each Member waives any right he may have to cause Company property to be partitioned or otherwise divided among the Members, or to file a complaint or institute any proceeding at law or equity to cause Company property to be partitioned or otherwise divided among the Members.

ARTICLE IV. ALLOCATIONS AND DISTRIBUTIONS

    4.1 <u>Allocation of Company Items</u>. All items of income, gain, loss, deduction or credit of the Company shall be allocated among the Voting Members in proportion to their allocation of Voting Units (Article III. X). All revenue shall be allocated among Investors, Members, and others according to the Distribution of Project Net Profits (Exhibit C).

4.2   Title to Assets. Title to all assets of the Company will be held in the name of the Company. No Member or Manager has any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an interest in the Company. No Member or Manager has any right to partition any assets of the Company or to receive any specific assets on liquidation of the Company except as the Company may specifically agree.

4.3   Priority Among Members. Unless specified otherwise in this Agreement, no Member shall have priority over any other Member with regard to the return of capital, the allocation of any Company items or the distribution of Company property.

4.4   Reallocation on Transfer. In the event that a Member's interest is transferred in accordance with the provisions of this Agreement, the allocations provided in this Article IV of this Agreement shall be further reallocated between the transferor and the transferee in the same ratio as the number of days each of them owned the Company interest during the fiscal year of the Company for which the allocation is being made, unless the books of the Company permit the allocation of items of income and expense to the periods of time before and after the transfer, in which case the latter allocation shall be made.

4.5   Distribution of Net Cash. Company Members shall receive distribution of net cash according to their individual percentages of "Production Company's Share of Net Profits" (Exhibit B) as long as the qualifying conditions are met: 1) the Film is sold, and 2) the Net Profits of the film cover all costs that precede the Production Company's Share of Net Profits, as outlined in Distribution of Project Net Profits (Exhibit C). Net Profits are all the profits after 1) all production and distribution costs are paid, 2) investors are paid back their initial investment plus a bonus percentage as outlined in their individual Financing Agreements, not to exceed twenty percent (20%), and 3) back-end deferrals are paid, not to exceed fifty thousand ($50,000) USD. The Net Profits are then split 50/50 between Production Company's Share of Net Profits and Investor's Share of Net Profits. "Production Company's Share of Net Profits" (Exhibit B) may be amended from time to time.

4.6   Draws. With the prior written consent of a majority in interest of the Members, at the beginning of each fiscal year, a periodic draw in anticipation of the distribution of Net Cash to that Member for that fiscal year may be established for one or more Members. Any amounts so withdrawn during the fiscal year shall be credited against any Net Cash distributable to that Member at the end of that fiscal year. To the extent such withdrawals exceed a Member's Net Cash distribution for the same fiscal year, the excess shall be a liability of that Member to the Company payable upon demand but without interest. A periodic drawing right once determined may be terminated by the consent of all of a majority in interest of the Members at any time during the course of the Company's fiscal year if it appears unlikely that the Net

Cash distributable to that Member for that fiscal year shall equal or exceed that Member's withdrawals.

ARTICLE V. COMPETITION

5.1 Any Member may engage in any other business, whether or not the same or similar to the business of the Company, and whether or not such other business is competitive with the Company. Neither the Company nor the other Members shall have any rights in the income or profits of that business.

ARTICLE VI. TAX, FINANCIAL AND ACCOUNTING MATTERS

6.1 Fiscal Year and Accounting Method. The fiscal year of the Company for both accounting and income tax purposes shall be the calendar year, and for both accounting and income tax purposes the Company shall report its operations and profits and losses in accordance with the cash method of accounting, unless a different method of accounting is required by applicable federal tax laws.

6.2 Annual Tax Return and Financial Statements. The accountant for the Company shall prepare all required tax returns for the Company as of the end of each fiscal year, including the balance sheet and statement of income and expenses relating to such fiscal year, and a statement of each Member's distributive share of the items of income, gain, loss, deduction and credit of the Company for tax purposes for such fiscal year. The Company shall furnish each Member with a copy of each such tax return and statement within thirty (30) days after the Company files its tax returns for such fiscal year.

6.3 Tax and Accounting Matters. All elections with respect to the preparation and filing of the Company tax returns, the reporting of items of Company income, gain, loss, deduction and credit, and all other elections which the Company or Members are entitled to make with respect to Company matters, shall be made only by the Company. Stacy Snyder shall be the Tax Matters Member for the Company for income tax purposes. All decisions as to accounting matters shall be made in accordance with generally accepted accounting principles applied on a basis consistent with prior periods.

6.4 Books and Records. The Company shall maintain a full and accurate set of books and records at its principal place of business. Each Member and his duly authorized representative shall have access to and may inspect and copy any such books and records at all reasonable times.

6.5 Bank Account. The Company shall open and maintain a bank account or bank accounts in the name of the Company at such bank or banks as of a majority in interest of the Members may determine from time to time. All funds of the Company not otherwise invested shall be deposited in and withdrawn from such bank account(s) as a majority in interest of the Members may determine. Any withdrawals from such bank account(s) shall require explicit written consent via email as a majority in interest of the Members may from time to time determine.

ARTICLE VII. MEMBERS

7.1 <u>Management Authority of Members and Officers</u>. A majority in interest of the Voting Members shall have the full and exclusive responsibility for the management of the Company, the operation of the business of the Company, and the performance of the duties described in this Article VII of this Agreement. The majority in interest of the Voting Members have delegated their power and authority to the following President, Secretary and/or Treasurer as officers of the Company, all of whom could be the same person and who could be a Member of the Company and will have the power and authority provided herein, unless otherwise specified by a majority in interest of the Voting Members:

President: Stacy Snyder

Secretary: Bryan Ricke

Treasurer: Bryan Ricke

a. <u>President</u>. The President shall be the chief executive officer of the Company, shall preside at all meetings of the Members, shall have general and active management of the business of the Company, and shall execute contracts for the Company, and is authorized to open and sign bank accounts and to authorize other officers or persons to open and sign such accounts.

b. <u>Secretary</u>. The Secretary shall record all the proceedings of the meetings of the Members and notice of all meetings of the Members, and shall perform such other duties as may be prescribed by the President, under whose supervision he shall be.

c. <u>Treasurer</u>. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the President. The Treasurer shall disburse the funds of the Company as may be ordered by the President taking proper vouchers for such disbursements, and shall render to the President an account of all his transactions as Treasurer and of the financial condition of the Company.

The foregoing officers shall serve until their respective successors are chosen by a majority in interest of the Members or a majority in interest of the Members remove one or more of the officers so that a majority in interest of the Members may resume exercising the power and authority previously delegated to such officer or officers.

7.2   Duties of Loyalty and Care of Members.   The Members shall devote such time to the operations of the Company as they, in their sole discretion, deem to be reasonably required to conduct the Company business and to operate and manage the Company property in an efficient manner.   The Members shall use their best efforts to manage the business and affairs of the Company.   The doing of any act or failure to do any act which may result in a loss to the Company, if done in good faith and in a manner reasonably believed to be in the best interest of the Company, shall not subject the Members to any liability to the Company.

7.3   Powers of the Members.   The Members shall collectively, but not severally, have all of the powers of the Company and may exercise all of the rights and powers of a member under the Act.   The prior written consent of a majority in interest of the Members with respect to any item of business shall be the act and decision of the Company; and the phrase "approved by the Members" as used in this Agreement shall mean such a decision and only such a decision.   No Member shall have the right, privilege or power to perform any act on behalf of the Company, unless such act has been approved by a majority in interest of the Members.   Subject to the terms of this Agreement, a majority in interest of the Members shall have and possess the same powers and rights as any member of a limited liability company under the Act, including, but not limited to, the power and right to:

a. Manage the Company property, and enter into contracts with respect to such management, in whole or in part, by related or unrelated third parties;

b. Execute such documents, certificates or instruments as they may deem necessary or appropriate for the Company's purpose;

c. Sell, assign, convey, or otherwise dispose of or deal with all or any part of the Company property, excluding the power and right to utilize all or any part of the Company property as collateral for any indebtedness;

d. Perform or cause to be performed all of the Company obligations under any agreement to which the Company is a party or by which it is bound;

e. Acquire property from any person, or employ or deal with any person.   The fact that a Member is employed by or is directly or indirectly interested in, affiliated or connected with any such person shall not prohibit the Company from employing or otherwise dealing with such person;

f. Adjust, compromise, settle or refer to arbitration any claim against or in favor of the Company and to institute, prosecute or defend any legal proceedings relating to the business and property of the Company;

g. Enter into agreements with or employ such accountants and attorneys and contract for such other professional services as may be necessary and appropriate for the conduct of the Company's business; and

h. Do any and all of the foregoing upon such terms and conditions as they may deem proper, and to execute, acknowledge and deliver any and all instruments, certificates or documents in connection with any or all of the foregoing and to take such further action as they may deem necessary or appropriate in connection with the management and business of the Company.

7.4   <u>Compensation for Members</u>.   The Members may be entitled to compensation for personal services rendered by them on behalf of the Company in their capacity as Members.   For purposes of this Sub Article, reimbursement for out-of-pocket expenses shall not be construed as "compensation". The Members shall be fully reimbursed by the Company for all out-of-pocket expenses incurred by them on behalf of the Company.

7.5   <u>Indemnification of Members</u>. The Company shall appear, defend and indemnify each Member from any and all claims, losses, expenses, costs, fines, penalties, judgments or damages, including reasonable attorneys' fees, which that Member may incur by reason of any act or a failure to act with respect to the Company or in furtherance of its interest, if done in good faith and in a manner reasonably believed to be in the best interest of the Company.

7.6   <u>Personal Liability of Members</u>. No Member shall have any personal liability for the liabilities or obligations of the Company, except to the extent of the capital contributions made or required to be made by such Member to the Company in accordance with the terms of this Agreement.

ARTICLE VIII. ADMISSION, REMOVAL AND RESIGNATION OF MEMBERS

8.1   <u>Initial Members</u>.   All persons having executed this Agreement as Members shall be admitted as Members without any further act on the part of the Company or the other Members.

8.2   <u>Additional Members</u>.   Following the execution of this Agreement by the initial Members, persons acquiring a Company interest directly from the Company (whether the Company interests are being issued for the first time or being reissued as a result of a reacquisition by the Company) shall not be admitted as Members of the Company, except upon the written consent of a majority in interest of the Members.

8.3   <u>Successor Members</u>. Any persons acquiring a Company interest by transfer from an existing Member shall not be admitted as a Member of the Company, except upon the unanimous written consent of a majority in interest of the Members.

8.4   Preconditions to Admission. In no event shall a Member consent to the admission of any person as a Member of the Company, unless and until:

a. Such person agrees to execute this Agreement, as then amended, and such other instruments as may be required by the Act or which a majority in interest of the Members deem necessary or appropriate to confirm and record such person's undertaking to be bound by the terms of this Agreement; and

b.   Such person agrees to pay all the reasonable expenses, including attorney's fees, incurred by the Company in connection with the transfer, if any, and the admission of such person as a Member.

8.5   Assignee of a Member. If a person acquiring a Company interest is not admitted as a Member of the Company as provided in this Article VIII of this Agreement, then such person's interest in the Company shall be solely that of a rightful assignee of a Member as provided in the Act.

8.6   Resignation of Members. No Member shall resign from the Company prior to the dissolution and winding up of the Company, except upon the prior written consent of a majority in interest of the Members. Any resigning Member transferring his Company interest in conformity with the transfer provisions of Article IX of this Agreement, whether to the Company, an existing Member or to a third party, shall be deemed to have resigned from the Company without violating this Agreement upon and to the extent of the transfer, whether or not the transferee is admitted as a Member of the Company, and shall be entitled to payment for all amounts due to such Member under this Agreement in the same manner as provided for in Article IX of this Agreement.

8.7   Payments to Wrongfully Resigning Member. In the event that a Member resigns from the Company in violation of this Agreement, any amounts due to that Member under this Agreement, subject to offset for any damages caused to the Company as a result of such wrongful resignation, shall be paid to that Member in the same manner as provided in Article IX of this Agreement, but only if and when such amounts can be paid without causing the Company's liabilities, including liabilities owed to Members other than the resigning Member, to exceed the value of the Company's assets and without causing the Company to be unable to meet its current debts and obligations as they come due after allowing for a reasonable reserve for capital needs and improvements, the acquisition of additional Company property or for any other contingency of the Company.

8.8   Removal of a Member. A majority in interest of the Members by prior written consent may remove a Member with or without cause of the Company by purchasing or causing the Company to purchase all the Company Units owned by such member for the purchase price on the terms and conditions provided in Sub Article 9.5 and 9.6 of this Agreement.

ARTICLE IX. TRANSFER OF COMPANY INTERESTS

9.1   Transfers Restricted. No Member shall transfer all or any part of his Company interest, except as provided in this Article IX of this Agreement. In the event that a Member or a transferee of a Member violates any of the provisions of this Article IX of this Agreement, such transfer shall be null and void and of no force or effect.

9.2   "Transfer" Defined. The term "transfer" shall mean and include any distribution, sale, transfer, assignment, gift, creation of an encumbrance, pledge, hypothecation, grant of a security interest, lien or other disposition, either with or without consideration, whether voluntary or involuntary, by operation of law or otherwise, including, without limitation, transfers incident to divorce or separation and all executions of legal process attaching to or affecting in any way the Company interest of a Member or a Member's beneficial interest therein. In addition to the foregoing, the following events shall be deemed transfers within the meaning of Article IX of this Agreement which shall be subject to the terms and conditions imposed upon transfers:

a. In the case of a Member who is a natural person, his death or the entry by a court of competent jurisdiction adjudicating him incompetent to manage his person or his property;

b. In the case of a Member that is a trust, the termination of the trust;

c. In the case of a Member that is a partnership, the dissolution and commencement of winding up of the partnership;

d. In the case of a Member that is an estate, the distribution by the fiduciary of the estate's entire interest in the Company; and

e. In the case of a Member that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter.

9.3   Transfer Not an Event of Dissolution. Except as otherwise provided in Article X of this Agreement, the transfer by a Member of his Company interest shall not cause the dissolution or termination of the Company and the business of the Company may be continued thereafter by and for the benefit of the remaining Members.

9.4   Voluntary Transfer; Mandatory Offer to Company. No Member may voluntarily transfer all or any part of his Company interest, without first complying with the terms of this Sub Article:

a. Offer for Sale. Any Member desiring to transfer his Company interest (hereinafter referred to as the "Transferring Member") shall give written notice to the Company and all the other Members, stating his desire to dispose of some or all of his Company interest (hereinafter referred to as the "Company interest proposed for sale") and shall offer for sale the Company interest proposed for sale to the Company first and then to all the other Members as provided herein.

b.   <u>Acceptance of Offer</u>.   For a period of thirty (30) days after delivery of said written notice to the Company and all the Members, or until rejected by the Company, whichever occurs first, the Transferring Member may not transfer the Company interest proposed for sale to anyone other than the Company in accordance with the terms hereof.   In the event the Company does not elect or rejects to purchase such Company interest within such thirty (30) day period, then all the Members shall be entitled to elect to purchase such Company interest either prorata among themselves or as they otherwise mutually agree in writing within fifteen (15) days thereafter.

c.   <u>Purchase Price and Payment Terms</u>.   The purchase price for the Company interest proposed for sale pursuant to Sub Article 9.4(a) of this Agreement shall be determined in accordance with Sub Article 9.5 of this Agreement and the terms and conditions for the payment of such purchase price shall be determined in accordance with Sub Article 9.6 of this Agreement.

d.   <u>Purchase of Entire Interest</u>.   In no event shall the Transferring Member be required to transfer less than the entire Company interest proposed for sale to the Company and the Members under this Sub Article 9.4 of this Agreement; it being understood that the Company must purchase the entire Company interest proposed for sale or waive its rights under this Sub Article 9.4 of this Agreement.

9.5   <u>Purchase Price</u>.   The purchase price for a Company interest proposed for sale in accordance with this Article IX of this Agreement shall be determined as follows:

a.   <u>Capital Account Value</u>.   The Transferring Member's capital account shall be valued as per the books of account of the Company as of the Valuation Date and there shall be added to or subtracted from such amount the Transferring Member's proportionate share of the Company's net profits or net losses for the period up to and including the Valuation Date.

b.   <u>Adjustments to Capital Account</u>.   The amount determined in Sub Article 9.5(a) of this Agreement shall then be adjusted up or down to reflect the Transferring Member's proportionate share of the difference between the fair market value of the Company's real property, stocks, securities and equity interests in other entities, if any, and the book value of such Company property on the Valuation Date.   If the parties cannot agree with respect to the fair market value of such Company property, the matter shall be settled by arbitration in the manner provided in Sub Article 11.12 of this Agreement, with one (1) arbitrator to be selected by the Members other than the Transferring Member, one (1) arbitrator to be selected by the Transferring Member or his personal representative, as the case may be, and the third arbitrator, who shall be a person who is experienced in the appraisal of property of the kind being valued, shall be selected by the first two (2) arbitrators. The decision of the arbitrators as to the fair market value of such property shall be final and binding upon the parties. If the arbitrators cannot agree on the fair market value of such property, then the decision of the third arbitrator (i.e., the one selected by the first two (2) arbitrators) shall control.

c. <u>Valuation Date</u>. The term "Valuation Date" as used in this Sub Article 9.5 of this Agreement refers to the last day of the calendar month immediately preceding the date the Company interest proposed for sale is offered for sale by the Transferring Member to the Company and the Members as provided in Sub Article 9.4(a) of this Agreement.

d. <u>Third Party Offer</u>. Notwithstanding anything contained in this Sub Article 9.5 of this Agreement to the contrary, if the purchase of the Company interest proposed for sale is the result of an exercise of a right of first refusal by the Company as provided in Sub Article 9.4(d) of this Agreement, then the purchase price shall be the price set forth in the third party offer.

9.6 <u>Payment Terms and Conditions</u>. The payment of the purchase price provided for in Sub Article 9.5 of this Agreement shall be paid by the Company to the Transferring Member as follows:

a. <u>Cash Payment</u>. Ten percent (10%) of the purchase price provided for in Sub Article 9.5 of this Agreement shall be paid in cash, certified check, attorneys' check or other immediately available funds on the settlement date.

b. <u>Promissory Note</u>. The balance of the purchase price provided for in Sub Article 9.5 of this Agreement shall be paid in the form of a promissory note for said sum (the "Promissory Note"), to be amortized with equal monthly payments of principal and interest over a term of five (5) years. The first payment on the Promissory Note shall be made on the first day of the second calendar month immediately following the settlement date, and payments of principal and interest shall continue on the first day of each calendar month thereafter for an additional fifty nine (59) calendar months, when the entire unpaid balance of principal, together with all accrued and unpaid interest thereon, shall be fully due and payable. The interest to be paid on the Promissory Note shall be fixed at the lowest simple interest rate specified under Article 483 (or any successor Articles) of the Internal Revenue Code of 1986, as amended, required to be charged in order to avoid the imposition of "unstated interest". At the end of each calendar year during the term of the Promissory Note, the rate of interest to be paid on the Promissory Note shall be adjusted for the new calendar year to be fixed at the lowest simple interest rate specified under Article 483 (or any successor Articles) of the Internal Revenue Code of 1986, as amended, required to be charged in order to avoid the imposition of "unstated interest". All or any part of the Promissory Note may be prepaid at any time, and from time to time, without penalty.

c. <u>Additional Provisions for Promissory Note</u>. In addition to the provisions set forth in Sub Article 9.6(b) of this Agreement, the Promissory Note shall also provide for the following: (l) if the maker of the Promissory Note is the Company, a provision requiring the joint and several personal guaranty of all of the Members other than the Transferring Member; (ii) if the maker of the Promissory Note are the Members, a provision requiring the guaranty of the Company; (iii) a provision for the Confession of Judgment against the maker of the Promissory Note and the Guarantor(s); (iv) a provision requiring the payment of the entire unpaid principal balance of the Promissory Note, and all accrued and unpaid interest thereon, in the event there is a sale or exchange of substantially all of the Company property or substantially all of the Company interests of the Members, as the case may be; and (v) a provision requiring the payment of a five (5%) percent late penalty for any payment more than fifteen (15) days overdue.

            d. <u>Security for Promissory Note</u>. The Promissory Note or the Guaranty, whichever is made by the Company, shall be secured by (l) a mortgage on the real property of the Company, if any, subordinate only to mortgage liens outstanding at the time of the purchase of the Company interest proposed for sale and/or (ii) a security interest in the personal property of the Company, if any, subordinate only to security interests outstanding at the time of the purchase of the Company interest proposed for sale, as the case may be. The aforesaid mortgage lien and/or security interest shall be equal in priority to any lien previously placed on such property as a result of a prior purchase of a Company interest proposed for sale under this Agreement, except that the Company shall not be required to grant a mortgage lien and/or security interest to any Transferring Member if that would cause a default under any existing mortgage, loan agreement, or security agreement to which the Company is a party or promissory note of which the Company is the maker. The Company shall take all reasonable steps necessary to secure the approvals of all other parties to such instruments to permit it to mortgage its real property or grant a security interest in its personal property without causing a default under such instruments.

            e. <u>Third Party Offer</u>. Notwithstanding anything contained in this Sub Article 9.6 of this Agreement to the contrary, if the purchase of the Company interest proposed for sale is the result of an exercise of a right of first refusal by the Company as provided in Sub Article 9.4(d) of this Agreement, then the terms for the payment of the purchase price shall be those set forth in the third party offer.

            9.7   <u>Involuntary Transfer; Option to Purchase by Company</u>. In the event that a Member discontinues being employed by the Company or Member's (hereinafter referred to as the "Transferring Member") interest is transferred other than as provided in Sub Article 9.4 of this Agreement (hereinafter referred to as the "Event of Transfer"), the Company shall have the option for a period of six (6) months after the date of the Event of Transfer to purchase all or any part of the Company interest owned at any time during such six (6) month period by the Transferring Member. In the event the Company does not elect to exercise its option within such six (6) month period, then all the Members shall be entitled to exercise such option either prorata among themselves or as they otherwise mutually agree in writing within an additional six (6) month period. The purchase price for the Transferring Member's Company interest shall be determined in the same manner as set forth in Sub Article 9.5 of this Agreement, except that the "Valuation Date" shall be the last day of the calendar month immediately preceding the date the Company exercises its option or the Members exercise their option to purchase the Transferring Member's Company interest, and the terms and conditions for payment of this purchase price shall be determined in the same manner as set forth in Sub Article 9.6 of this Agreement.

9.8   Permitted Transfers. Notwithstanding anything contained in this Agreement to the contrary, a Member shall have the right to transfer all or any part of his Company interest to another Member or to a transferee that bears one of the following relationships to the transferring Member: a spouse, a lineal descendant or a trust created for the exclusive benefit of the transferring Member, the transferring Member's spouse and/or the transferring Member's lineal descendant(s).

9.9   Percentage of Limitations or Transfers. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be required to recognize any transfer of a Company interest if the transfer, when considered with other transfers of Company interests made within the period of twelve (12) consecutive calendar months prior thereto, would constitute a sale or exchange of fifty percent (50%) or more of the total Company interest and result in the tax termination of the Company under Article 708(b) of the Internal Revenue Code of 1986, as amended.

9.10   Costs and Expenses of Transfer. The Transferring Member shall pay all costs and expenses incurred by the Company in connection with any transfer of a Company interest pursuant to this Article IX of this Agreement and/or another person's becoming a Member of the Company or an assignee of a Member of the Company, including, but not limited to, all filing, recording and publishing costs and reasonable attorneys' fees and disbursements.

ARTICLE X. DISSOLUTION

10.1   Waiver. Each Member waives and, to the extent that a Member cannot waive, agrees not to exercise any right under the Act or any other law to dissolve the Company, except as provided in this Agreement.

10.2   Events Causing Dissolution. The Company shall be dissolved upon the occurrence of the earliest of the following events:

a. The sale of all of the assets of Company;

b. By the written consent of a majority in interest of the Members;

c. The happening of any event that makes it unlawful or impossible to carry on the business of the Company; or

d. Upon the occurrence of any other event causing a dissolution under the Act or this Agreement.

10.3   <u>Winding Up</u>. Upon the dissolution of the Company, the last remaining Member(s) or, if none, the personal representative of the last remaining Member, shall conclude the business of the Company, wind up its affairs, distribute its assets in liquidation, and file all certificates or notices required by the Act to evidence such dissolution, liquidation and termination. Except as otherwise expressly provided for in the Act, all decisions pertaining to the dissolution of the Company shall be made in the same manner as decisions made in the ordinary course of the Company's business.

10.4   <u>Priority of Distributions</u>. Distributions in liquidation of the Company shall be made in the following order:

a.   First, those owing to creditors of the Company, including Members who are creditors of the Company;

b.   Second, those owing to the Members other than for capital and profits;

c.   Third, those owing to the Members in respect of capital; and

d.   Fourth, those owing to the Members in respect of profits.

10.5   <u>Payment of Claims</u>. Upon the dissolution of the Company, the Company shall pay or make reasonable provisions to pay all claims and obligations of the Company, including all contingent, conditional or unmatured claims and obligations, known to the Company and all claims and obligations which are known to the Company, but for which the identity of the claimant is unknown. If the Company has sufficient assets, such claims and obligations shall be paid in full and any such provision for payment made shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of the assets available therefore. Any remaining Company assets shall be distributed as provided in Sub Article 10.5 of this Agreement.

10.6   <u>Distributions in Kind</u>. No Member may demand or receive property other than cash in return for his contributions, loans or advances to the Company or upon distribution or dissolution from the Company as provided herein; provided, however, that in the event that all of the Members at the time of dissolution so determine, it shall not be necessary to liquidate all of the property of the Company; but the property which shall not be required to be liquidated to satisfy the categories of distribution described in Sub Article 10.5 of this Agreement may be distributed in kind, including, but not limited to, undivided interests in such property, whether or not like property is distributed to each Member.

ARTICLE XI. GENERAL PROVISIONS

11.1   Notices.   All notices, claims, instructions, requests, demands, consents, or other communications which are required or permitted under this Agreement shall be in writing and shall be deemed to have been properly given if and when sent by first class United States mail, registered or certified, postage prepaid, return receipt requested, addressed as follows:

If to the Company to:
Stacy Snyder



If to Melissa Vitello to:

If to Bryan Ricke to:

or to such other address as the person to whom notice is to be given may give notice in the manner set forth above.

11.2   Enforceability. The parties agree that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provisions of this Agreement shall be adjudicated to be invalid, illegal or unenforceable, such provision of this Agreement shall be deemed amended to delete there from the portion thus adjudicated to be invalid, illegal or unenforceable, such deletion to apply only with respect to the operation of such provision of this Agreement in the particular jurisdiction in which such adjudication is made.

11.3   Descriptive Headings. The descriptive headings of the Sub Articles of this Agreement are inserted for convenience of reference only and shall not control or affect in any way the meaning, construction, or interpretation of this Agreement.

11.4   Governing Law. This Agreement has been executed in the State of California and shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of California in all respects.

11.5   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

11.6   Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings among the parties hereto with respect thereto. No representation, condition or understanding not expressed herein shall be binding upon the parties, unless subsequent to the date hereto and signed by all of the parties hereto. This Agreement may not be amended or modified except by a written instrument signed by a majority in interest of the Members.

11.7   Waiver of Breach. The waiver by any party hereto of a breach of any provision of this Agreement by another party hereto must be in writing and shall not operate or be construed as a waiver of any subsequent breach by such other party.

11.8   Authorship. No questions of interpretation or construction concerning this Agreement shall be construed or interpreted for or against any party based on the consideration of authorship.

11.9   Time of the Essence. Time is of the essence of this Agreement.

11.10   Gender. When used in this Agreement, singular terms include the plural as appropriate in the context, and masculine terms include the feminine and neutral genders as appropriate in the context.

11.11   Agreement in Counterparts. This Agreement may be executed in several counterparts and, as executed, shall constitute one Agreement, binding on all the parties hereto, notwithstanding that all the parties are not signatory to the original or the same counterpart.

11.12   Arbitration. Any dispute, claim, controversy arising out of or in connection with or relating to this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to and settled by three (3) arbitrators in the principal place of business, pursuant to the Commercial Arbitration Rules of the American Arbitration Association, but not subject to its jurisdiction. The decision of the arbitrators shall be final and binding. Judgment may be entered in any court of record in the appropriate jurisdiction upon the decision of the arbitrators. The cost of the arbitration shall be shared equally by the parties to the arbitration. Each of the parties shall pay their own attorneys' fees incurred in connection with the arbitration.

11.13   Tax Status. The parties to this Agreement intend that the Company shall be classified as a sole proprietorship or partnership or as the form of entity elected on Internal Revenue Service Form 8832, a copy of which is attached hereto, for federal, state and local income tax purposes and the parties agree that the provisions of this Agreement shall be construed and applied in a manner that will not impair the qualification of the Company as such form of entity under the applicable provisions of the Internal Revenue Code, or the laws of any state or local tax authorities.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have signed, sealed and delivered this Agreement on the date hereinabove.

MEMBERS:

DocuSigned by:
Melissa Vitello
3D28D9C62F1547F...
____________________ (SEAL)
Witness — Melissa Vitello

DocuSigned by:
Stacy Snyder
46D7C2C28C3B408...
____________________ (SEAL)
Witness — Stacy Snyder

DocuSigned by:
Bryan Ricke
45E65AE8A036421...
____________________ (SEAL)
Witness — Bryan Ricke

COMPANY:

Regression Film, LLC

DocuSigned by:
By: Melissa Vitello (SEAL)
3D28D9C62F1547F...
Witness — Melissa Vitello, Member

DocuSigned by:
By: Stacy Snyder (SEAL)
46D7C2C28C3B408...
Witness — Stacy Snyder, Member

DocuSigned by:
By: Bryan Ricke (SEAL)
45E65AE8A036421...
Witness — Bryan Ricke, Member

Exhibit A
Investor Structure

<u>WeFunder Crowdsourcing</u>
Investment will initially be sought via WeFunder, which will create a vehicle representing all committed investors. That vehicle shall be one (1) investor in the film.

<u>Additional Funds</u>
The Company may elect to run additional crowdfunding campaigns on WeFunder or another platform, receive investments outside of a crowdfunding platform, enter into partnerships with other studios and/or producers, or any other legally permissible pathway of securing additional funds to fulfill the Company's purpose.

<u>Investor's Share of Net Profits</u>
Investor's Share of Net Profits shall be split as a ratio of their capital contributions as a factor of the total Project Investment.

<u>Distributions</u>
See Exhibit C

Exhibit B
Production Company's Share of Net Profits

All Members must agree to offers of percentages of Production Company's Share of Net Profits to non-Members. These can be offered to cast, crew, or other persons in an effort to advance the Production and the LLC's business goals. Known agreements at the date of signing:

Bryan Ricke, Stacy Snyder, and Melissa Vitello shall split all Production Company's Share of Net Profits.

This Exhibit shall be updated from time to time to reflect accurate percentage distribution.

Exhibit C
Distribution of Project Net Profits

All distributions of net profits from the Project shall be made as follows:

       1.1   Net Profits. For purposes of this Section, "Net Profits" is defined as all net revenues collected by the Company from the Project after the payment of all ACTUAL costs of production, sales, marketing, and distribution of the Project. Taxes, depreciation, banking, and administrative costs and expenses shall be deducted from Net Profits.

       1.2   Priority of Distributions. The distribution of any NET PROFITS from the Project shall be made by the Company in the following order of priority:

       a.   FIRST, for the repayment of the cash contribution of Investors on a pro-rata basis, until the aggregate amount of One Hundred Percent (100%) of Investor cash investment is distributed to him. Then each Investor bonus, as outlined in their financial agreement, shall be repaid on a pro-rata basis until all Investment and Investment bonuses are satisfied; and

       b.   SECOND, for the payment of any back-end deferrals, not to exceed a total of Fifty Thousand Dollars ($50,000) USD. If Net Profits do not cover payment for all back-end deferrals, all persons with back-end deferrals shall be paid an equal percentage of their back-end deferred compensation, ongoing until such time as all back-end deferrals are paid in full; and

       c.   THIRD, pursuant to the following percentages:
- 50% to Production Company's Share of Net Profits;
- 50% to Investor's Share of Net Profits